SIMPSON THACHER & BARTLETT LLP

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FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-3188		E-MAIL ADDRESS AKLEIN@STBLAW.COM

April 10, 2012

Re:	The ADT Corporation Registration Statement on Form 10

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of The ADT Corporation, a Delaware corporation ( “ADT”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T, a registration statement on Form 10 (the “Registration Statement”) relating to the registration of ADT’s common stock under the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the plan previously announced by Tyco International Ltd. (“Tyco”), ADT’s sole shareholder, to spin-off to Tyco shareholders 100% of the common stock of ADT.

As described in the Information Statement that is included as Exhibit 99.1 to the Registration Statement, Tyco has also previously announced its plan to spin-off to Tyco shareholders 100% of the common shares of its wholly-owned subsidiary Tyco Flow Control International Ltd., a Swiss corporation limited by shares (“Tyco Flow Control”), and, thereafter, for Pentair, Inc., a Minnesota corporation (“Pentair”), to merge with and into a wholly-owned subsidiary of Tyco Flow Control, with Pentair shareholders receiving common shares of Tyco Flow Control as consideration for the merger.

In connection with the foregoing transactions, we expect that by the end of April 2012:

(i)	Tyco will file a proxy statement with respect to a vote by its shareholders to approve the distributions of shares of ADT and Tyco Flow Control to Tyco shareholders and certain related matters;

(ii)	Tyco Flow Control will file a registration statement on Form 10 relating to the registration of its common shares under the Exchange Act; and

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	-2-	April 10, 2012

(iii)	Tyco Flow Control will file a registration statement on Form S-4 under the Securities Act of 1933 that constitutes (x) a prospectus with respect to the offering of Tyco Flow Control common shares to Pentair shareholders as consideration for the merger and (y) a proxy statement with respect to a vote by Pentair shareholders to approve the merger.

Given the complex and interrelated nature of the foregoing filings, we welcome the opportunity to discuss them with you in further detail before we file. To arrange a conversation regarding the anticipated filings, or to discuss any questions regarding the Registration Statement in the meantime, please do not hesitate to contact me (phone: 212-455-3188; fax: 212-455-2502).

Very truly yours,

/s/ Alan M. Klein

Alan M. Klein